

Mail Stop 3720

Via U.S. Mail and Fax (301) 296-5109

January 26, 2007

Mr. Carl G. Verboncoeur, CEO and Treasurer
Rydex Specialized Products LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

Re: Currencyshares British Pound Trust (File No. 1-32906)
Currencyshares Australian Dollar Trust (File No. 1-32911)
Currencyshares Canadian Dollar Trust (File No. 1-32910)
Currencyshares Mexican Pesos Trust (File No. 1-32909)
Currencyshares Swiss Franc Trust (File No. 1-32907)
Currencyshares Swedish Krona Trust (File No. 1-32908)
Item 4.02(a) of Form 8-K
Filed on January 22, 2007

Dear Mr. Verboncoeur:

We have reviewed your filings and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended July 31, 2006. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended on October 31, 2006.

Please tell us when you intend to amend the Trust's financial statements for the quarter ended July 31, 2006, to include the restated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

As appropriate, please respond to these comments within five business days or tell us when you will amend.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief

cc: David Gubbini Esq.
   Foley & Lardner LLP
   Fax: (313) 234-2800